February 1, 2011

Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	USA Synthetic Fuel Corporation
Item 4.01 Form 8-K
Filed January 21, 2011
File No. 0-54044

Dear Ms. Thompson:

We have reviewed the Staff’s comments contained in the letter dated January 25, 2011 regarding Item 4.01 Form 8-K filed on January 21, 2011.

Please find our responses to each of your questions as noted below.  We appreciate your comment that our facts and circumstances may lead to an opinion that an amendment is not appropriate.  Fundamentally, the company had made a strategic decision to move audit services as soon as possible to a local firm in order to improve overall communications, service provider availability and information flow.  We believe this move is an important step as the company is entering a growth stage.  We believe that this move away from long distance services which were initiated as part of the reverse merger process will significantly improve the efficiency and quality of our reporting function and most importantly, greatly reduce or eliminate any communication-based errors or misinterpretations.  We believe that our facts and circumstances indicate that an amendment is not appropriate at this time.  In the event that the Staff would prefer us to file an amendment, we certainly will do so promptly.

Item 4.01 form 8-K filed January 21, 2011

1.   Although you have disclosed the date of the report as January 21, 2011, it appears that the resignation of your auditor Killman, Murrell & Company P.C. (“Killman Murrell”) occurred on January 13, 2011.  When you amend your filing as requested below, please ensure the date on the cover page represents the date of the earliest event reported.

We note the Staff’s comments.  The 8-K disclosure does confirm January 13, 2011 as the date that the parties agreed that the auditor would resign.  The cover page had the filing date of January 21, 2011 noted but, in the event of an amendment, this will be changed to reflect the January 13, 2011 date.  Given the clarity of the text indicating January 13, 2011 as the agreed date, we believe that an amendment just to change the cover page date would not serve to provide any new information for the reader.

2.  We note your disclosure that you filed documents with the SEC without the approval of your auditors.  Please tell us and amend this filing to disclose in detail the specific filings that you filed without the approval of your auditors and the reasons why such filings did not receive auditor approval.  For example, please tell us and revise this filing to indicate if you filed such documents without requesting that your auditors review your filings or if the auditors did review your filings but did not agree with the information contained therein and, despite these objections, you still proceeded with the filings.

We note the Staff’s comments.  In addition to the overriding interest of changing to the provision of local audit services to improve communications and functionality as noted in the opening paragraph above, Killman Murrell & Company, P.C. (“Killman Murrell”) requested that we include the four points noted to reflect their view as we transition to local services.  In our view, we did not make any SEC document filing without auditor approval.  However, on the original Form 10 filing on July 22, 2010, we withdrew the filing on July 23, 2010 and refiled on July 29, 2010 to correct some typographical errors and a few minor corrections by the auditor who indicated that he was not ready and the original filing had been premature.  Following the audit work for 2008 and 2009 we signed a separate engagement letter with Killman Murrell for quarterly reviews as we proceeded to upgrade the company to a full SEC reporting company.  The determination of whether the 2010 year-end audit would be done by Killman Murrell or a newly appointed local service provider had not been made.  However, we believed that we were interacting with Killman Murrell in a process of review, comment, incorporation of comments, final document, and file.  In each instance in which we filed documentation, we supplied Killman Murrell with the draft documents, and then followed up with multiple email and phone contacts.  Due to the fact that the principal contact at Killman Murrell was on significant medical leave (hospital and recovery) for a considerable period of time, we often had to depend on messages left with or passed through Killman Murrell staff.  In each event, after multiple contacts to check to see if there were any further comments, upon receiving, or being told there were, none, we would file to meet the SEC agreed deadline.  In instances where we did have Killman Murrell comments, we incorporated those changes and returned the document to Killman Murrell for any further comments and upon receiving, or being told there were, none, we again would file to meet the SEC agreed deadline.  To date, the accounting activity in the company has been relatively straightforward, with just two main assets which were documented and disclosed as early as the subsequent event section of the annual audit in the original Form 10 filing in July.

3.  We note your disclosure that you filed your Form 10-Q without reviewed financial statements.  We have the following comments:

•
Please tell us and amend this filing to disclose in detail the reasons why the interim financial statements in your Form 10-Q were not reviewed.  In doing so, please specify whether or not you engaged your auditor to conduct a review of your interim financial statements.

We note the Staff’s comments.  As noted in 2 above, we believed that our interim financial statements in the Form 10-Q filed on November 15, 2010 were reviewed by Killman Murrell.  We engaged Killman Murrell as our auditor to conduct a review of interim financial statements.  As noted above, we submitted the draft document to Killman Murrell multiple times for comments, and ultimately followed up with multiple Killman Murrell contacts prior to any filing.

•
Pursuant to Rule 8-03 of Regulation S-X, please amend your Form 10 and Form 10-Q to provide interim financial statements reviewed by an independent public accountant using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards, as may be modified or supplemented by the Commission.

As part of the end of year 2010 audit work with our new local service provider, we will have the interim financial statements reviewed again and will file amendments to Form 10 and 10-Q as needed.

4.    We note your disclosure that your auditors resigned due to “differences of opinion as to answers included in responses to SEC comment letter” and “unreconciled differences related to valuation of BOE energy asset”.  Please confirm that both of these items represent disagreements with your auditors, as described in instruction 4 to Item 304 of Regulation S-K, and revise your disclosure to clearly state this.  For each identified disagreement, please also revise this filing to provide all disclosures required by Item 304(a)(1)(iv).  In particular, please (A) describe each such disagreement, including whether or not each disagreement was ever resolved; (B) state whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of each of such disagreements with the former accountant; and (C) state whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each of such disagreements and, if not, describe the nature of any limitation thereon and the reason therefor.  Please ensure that you tell us and disclose the nature of each SEC comment that led to a disagreement, including the stances taken by each party and, in regards to the valuation of the BOE energy asset, also quantify the “unreconciled difference”.

We note the Staff’s comments.  In regard to “differences of opinion as to answers included in responses to SEC comment letters”, we cannot confirm that this represents a disagreement as the term is described in instruction 4 to Item 304 of Regulation S-K.  We were not informed by the auditors what answers, if any, represented a difference of opinion.

Regarding the “unreconciled differences related to valuation of BOE energy asset”, this may constitute a disagreement as defined in instruction 4 to Item 304 of Regulation S-K.  Please note the following:

•
While annual audit subsequent events, second quarter interim financials, and third quarter interim financials all have included the BOE energy asset (with 70¢/BOE basis), including filings that we believed were reviewed by Killman Murrell, we had understood that our second quarter and third quarter financials with BOE energy asset were correct.  However, we are aware that Killman Murrell subsequently developed a view that there may be a different accounting treatment needed for this asset.  Given the strategic decision for the company to move to local audit services for the full year 2010 audit, it now seems best to move on to get a final opinion from the firm that will complete the full year audit.  To date, there has been no definitive determination that would change our financial statements as a conclusion has not been reached as to whether any change would be appropriate.

Killman Murrell has agreed to provide full support with no limitations to the locally-based successor accountant in transitioning our files for the 2010 audit and future accounting work.

5.  Please file an updated letter from Killman Murrell as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We note the Staff comments.  As we do not believe an amendment to the Form 8-K is required, no updated letter from Killman Murrell is being filed.

The company acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ H. H. Graves
H. H. Graves
Chairman